Filed by MB Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

Commission File No.: 001- 36599

The following letter is being mailed by MB Financial, Inc. to certain of its preferred stockholders.

PLEASE VOTE YOUR PROXY TODAY

September 7, 2018

Dear Preferred Stockholder:

According to our latest records, we have not received your vote for the upcoming special meeting of stockholders of MB Financial, Inc. (“MBFI” or the “Company”) scheduled for September 18, 2018. Your vote is extremely important no matter how many shares you hold. Please vote today.

As previously announced, MBFI has entered into a merger agreement with Fifth Third Bancorp. The proxy statement/prospectus (the “Proxy Statement”) sent to you for the special meeting describes the merger agreement in detail, along with the related proposals referred to below being voted on by the Company’s preferred stockholders as a separate class from the Company’s common stockholders.

For the reasons set forth in the Proxy Statement, the MBFI Board of Directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that holders of MBFI preferred stock vote:

•                      “FOR” the preferred stockholder merger proposal; and

•                      “FOR” the preferred stockholder adjournment proposal (if necessary or appropriate).

Time is short and your vote is very important.  If you have not voted already, please vote by internet or by telephone to ensure your vote is promptly counted prior to the meeting (see instructions on reverse side).  If you fail to vote on the preferred stockholder merger proposal, the effect will be the same as a vote against the proposal.

If you have any questions or need assistance with voting, please contact our proxy solicitor, D.F. King, toll-free at (800) 431-9645.

On behalf of the MBFI Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Mitchell Feiger
President & Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

Vote by Internet – Please access the website listed on your proxy card or voting instruction form and follow the instructions provided.
Vote by Telephone - Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions provided.
Vote by Mail - Mark, sign, date and return your proxy card/voting instruction form in the postage-paid return envelope provided.

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (800) 431-9645

Email: MBFI@dfking.com

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes the preliminary Proxy Statement of MB Financial, Inc. and a preliminary Prospectus of Fifth Third Bancorp. The registration statement, as amended, was declared effective by the SEC on August 3, 2018.   MB Financial, Inc. commenced the mailing of the definitive Proxy Statement/Prospectus to its stockholders on or about August 3, 2018. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the definitive Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the definitive Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.